



06007962

SECUR .... .SION
wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 12680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__600 Delran Parkway, Suite B__
(No. and Street)

__Delran__   __NJ__   __08075__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__WithumSmith+Brown, P.C.__
(Name – *if individual, state last, first, middle name*)

__5 Vaughn Drive__   __Princeton__   __NJ__   __08540__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAR 0 1 2006 203

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Robert Paglione_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BCG Securities, Inc._____ , as
of _December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BCG SECURITIES, INC.

Financial Statements

December 31, 2005 and 2004

With Independent Auditors' Report

BCG Securities, Inc.
Table of Contents
December 31, 2005 and 2004



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
BCG Securities, Inc.:

We have audited the accompanying statements of financial condition of BCG Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 2, 2006

BCG Securities, Inc.
Balance Sheets
December 31, 2005 and 2004

Assets		2005		2004
Cash and cash equivalents	$	250,051	$	118,462
Restricted cash		45,000		20,000
Commissions receivable, net of allowance of $-0-		357,215		48,386
Prepaid expenses		454		25,415
Total current assets		652,720		212,263
Equipment, net		2,833		--
Other Assets		3,212		3,212
	$	658,765	$	215,475

Liabilities and Stockholders' Equity				
Liabilities				
Accounts payable	$	257,878	$	60,543
Accrued expenses		57,805		33,475
Due to related parties		65,145		30,241
Total liabilities		380,828		124,259
Stockholders' equity:				
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares		27,500		27,500
Additional paid-in capital		77,200		77,200
Retained earnings		440,137		253,416
		544,837		358,116
Less: 92,000 shares of treasury stock at cost		(266,900)		(266,900)
Total Stockholders' Equity		277,937		91,216
	$	658,765	$	215,475

The Notes to Financial Statements are an integral part of these statements.

2

BCG Securities, Inc.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commission - investment funds	$ 3,616,193	$ 2,375,828
Commission - insurance	32,389	45,286
Commission - group insurance	56,551	1,625
Financial planning	4,419	900
Interest	7,106	2,152
Miscellaneous	--	2,521
	3,716,658	2,428,312
Costs and expenses		
Commissions	1,851,781	1,324,545
Salaries and wages	1,136,888	744,273
Payroll and other taxes	79,128	63,330
Regulatory fees	54,818	48,835
Computer fees	76,834	44,137
Insurance	39,880	34,456
Employee benefits	48,929	30,332
Employment expenses	16,496	10,482
Copier expenses	22,864	16,575
Advertising	2,762	11,679
Rent	27,770	7,899
Travel and entertainment	13,920	11,032
Seminars and training	42,820	10,896
Office	13,133	8,625
Professional fees	24,747	21,242
Utilities	17,636	3,413
Postage	7,802	5,134
Depreciation	1,417	--
Repairs and maintenance	4,037	3,373
Telephone	12,837	6,686
Automotive	2,584	860
Contributions	1,045	250
Miscellaneous	29,809	3,081
	3,529,937	2,411,135
Net income	$ 186,721	$ 17,177

The Notes to Financial Statements are an integral part of these statements.

3

BCG Securities, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
January 1, 2004	$ 27,500	$ 77,200	$ 251,239	$ (266,900)	$ 89,039
Distributions	--	--	(15,000)	--	(15,000)
Net income	--	--	17,177	--	17,177
December 31, 2004	27,500	77,200	253,416	(266,900)	91,216
Net income	--	--	186,721	--	186,721
	$ 27,500	$ 77,200	$ 440,137	$ (266,900)	$ 277,937

The Notes to Financial Statements are an integral part of these statements.

BCG Securities, Inc.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 186,721	$ 17,177
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,417	--
Changes in:		
Commissions receivable	(308,829)	1,220
Prepaid expenses	24,961	(24,813)
Accounts payable	197,335	(17,760)
Accrued expense	24,330	11,899
Due to related parties	34,904	(9,809)
Net cash provided by (used in) operating activities	160,839	(22,086)
Cash flows from financing activities		
Purchase of equipment	(4,250)	--
Cash flows from financing activities		
Distribution to shareholder	--	(15,000)
(Increase) decrease in restricted cash	(25,000)	3
Net cash used in financing activities	(25,000)	(14,997)
Net increase (decrease) in cash and cash equivalents	131,589	(37,083)
Cash and cash equivalents, at beginning of year	118,462	155,545
Cash and cash equivalents, at end of year	$ 250,051	$ 118,462
Supplemental disclosure of cash flow information		
Cash paid during the year for income tax	$ 500	$ 500

The Notes to Financial Statements are an integral of these statements.

1.   **Summary of Significant Accounting Policies**
Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Nature of Business Operations
BCG Securities, Inc. was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

The Company brokers securities transactions, for investment mutual funds for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies located in the Northeast United States.

Commissions Receivable
Commissions receivable are uncollateralized trade obligations due under normal trade terms requiring payment within 30 days of trade date. Commissions receivable balances with invoices dated over 30 days old are considered delinquent. Unpaid balances do not bear interest. Commissions receivable are stated at the amount invoiced. Payments of commissions receivable are allocated to the specific invoices identified on the remittance advice.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 30 days from invoice date and based on an assessment of current creditworthiness estimates the portion, if any, of the balance that will not be collected.

The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2005 and 2004.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures About Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

Revenue Recognition
Revenue is recognized by the Company when earned. Certain commission revenue amounts, relating to current fiscal year end are remitted after fiscal year end. The amounts to be received are not known until received. It is the Company's policy to recognize such revenue transactions, relating to current fiscal year, within 15 days after fiscal year end. Any later remittances will be recognized in the subsequent period. The related commission expense is recognized in the same manner as commission revenue

Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Computer Equipment
Equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation is computed based on an estimated useful life of 3 years.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising costs expensed for the years ended December 31, 2005 and 2004 amounted to $2,762 and $11,679 respectively.

Business Concentrations
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

Income Taxes
The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations, and the financial statements will not include a provision for income taxes.

2.   **Restricted Cash**
The Company maintains a depository account with its clearing brokers, in the amount of $45,000 and $20,000 at December 31, 2005 and 2004, respectively, pursuant to its clearing agreements.

3.   **Related Party Transactions**
The Company has entered into an agreement with its affiliated companies that provides for an allocation of shared expenses. During 2005, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building (20%), or by the number of Company employees compared to the total number of employees of all affiliated companies (15%). During 2004, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building (6%), or by the number of Company employees compared to the total number of employees of all affiliated companies (10%).

Substantially all expenses in the statements of income for the years ended 2005 and 2004 were advanced by a related affiliate. Expenses directly allocated in the statement of income for the years ended 2005 and 2004 include commissions, salaries and wages, payroll and other taxes, regulatory fees, professional fees, dues and subscriptions, postage, travel, and auto expenses. Lease commitments for equipment and building are in the Company's parent's name. The equipment commitments expire from January 2007 thru November 2007. The building commitment expires October 2010.

4.   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2005, the Company had net capital of $269,742, which was $244,353 in excess of its required minimum net capital of $25,389. Also, at December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 1.4 to 1.0.

5.   Special Account for the Exclusive Benefit of Customers
The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

6.   Equipment
Equipment as of December 31, consists of the following:

	2005	2004
Equipment	$ 4,250	$ --
Accumulated Depreciation	1,417	--
Equipment, Net	$ 2,833	$ --

Depreciation expense charged to operations for the years ended December 31, 2005 and 2004 totaled $1,417 and $-0-, respectively.

7.   Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2005 and 2004, the Company had no significant concentration of credit risk.

8.   Employee Benefit Plan
The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2005 and 2004 was $17,610 and $9,110, respectively.

SUPPLEMENTARY INFORMATION

BCG Securities, Inc.
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2005

Total Stockholder's Equity	$	277,937
Deductions		
Nonallowable assets		
Prepaid expenses		454
Other assets		3,212
Equipment, net		2,833
Aged receivables		255
Haircut on investment in money market fund		1,441
		8,195
Net capital	$	269,742
Aggregate indebtedness	$	380,828
Minimum net capital required	$	25,389
Net capital over minimum requirement	$	244,353

Reconciliation with Company's Computation,
Included in Part II A of Form X-17A-5, as
of December 31, 2005

Net capital as reported in company's December 31, 2005, FOCUS reports	$	256,983
Client adjustments		
To record accrued salaries		(39,905)
Audit adjustments		
To record additional December commissions receivable and payable		80,931
Adjustment to related party regarding shared expenses		(10,367)
To accrue salaries expense		(17,900)
Net capital, as stated above	$	269,742

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

**Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17A-5
For a Broker-Dealer Claiming an Exemption from Rule 15c3-3**

To the Board of Directors,
BCG Securities, Inc.:

In planning and performing our audits of the financial statements of BCG Securities, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safe guarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witham Smith + Brown, P.C.

February 2, 2006